UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by B&R Acquisition Company, a wholly-owned subsidiary of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), for all of the outstanding shares of common stock of Amylin Pharmaceuticals, Inc. (“Amylin”), to be commenced pursuant to the terms of an Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin, Bristol-Myers Squibb and B&R Acquisition Company.

Forward-Looking Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than historical facts included in this communication, including statements regarding the timing and the closing of the tender offer and merger transactions; the ability of Bristol-Myers Squibb to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward looking statements. These intentions, expectations, or results may not be achieved in the future and various important factors could cause actual results or events to differ materially from the forward-looking statements that Amylin makes, including uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Amylin’s stockholders will tender their stock in the offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; that there is a material adverse change of Amylin; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Amylin’s periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication.

Any forward-looking statements speak only as of the date of this communication and Amylin undertakes no obligation to publicly revise any such statements to reflect events or circumstances that arise after the date of this communication. Amylin qualifies all of the information contained in this communication, and particularly these forward-looking statements, by these cautionary statements.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bristol-Myers Squibb will cause B&R Acquisition Company to file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. Investors and Amylin stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Amylin with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Bristol-Myers Squibb at www.bms.com or Office of the Corporate Secretary, 345 Park Avenue, New York, New York 10154-0037. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Amylin free of charge at www.amylin.com or by contacting Amylin Pharmaceuticals, Inc. at 9360 Towne Centre Drive, San Diego, California 92121, Telephone Number (858) 552-2200.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Bristol-Myers Squibb and Amylin file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Bristol-Myers Squibb or Amylin at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Bristol-Myers Squibb’s and Amylin’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Exhibit Index

Exhibit No.	Description

99.1	Transcript of Town Hall Meeting with Daniel M. Bradbury and Mark J. Gergen for Amylin Pharmaceuticals, Inc. Employees, dated July 3, 2012

99.2	Transcript of Town Hall Meeting with Daniel M. Bradbury and representatives of Bristol-Myers Squibb Company and AstraZeneca PLC for Amylin Pharmaceuticals, Inc. Employees, dated July 3, 2012